Exhibit 99.1

ImmunoPrecise Antibodies Announces Grant of Stock Options

VICTORIA, British Columbia--(BUSINESS WIRE)--January 3, 2022--IMMUNOPRECISE ANTIBODIES LTD. (“IPA” or the “Company”) (NASDAQ: IPA) (TSXV: IPA), a leader in full-service, therapeutic antibody discovery, today announced that its board of directors has approved the grant of 28,250 stock options (the “Options”) under its stock option plan to acquire up to an aggregate of 28,250 common shares in the capital of IPA (“Common Shares”). Each of the three non-executive directors of IPA re-elected at the Company’s recent Annual General Meeting has been granted 5,650 Options and, consistent with the Company’s past practice for the first grant following election to the Company’s Board of Directors, Ms. Anna Pettersson, who was first elected at that Annual General Meeting, has been granted 11,300 Options. Each Option is exercisable for a period of five years from the date of grant at an exercise price of Cdn $6.89 per Common Share. One quarter of the Options granted to each director will vest every three months from the date of grant.

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an innovation-driven technology platform company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of classes of disease targets. The Company aims to transform the conventional multi-vendor antibody discovery model by providing a comprehensive suite of services tailored to optimize antibody genetic diversity and epitope coverage, to discover antibodies against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com